Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

June 23, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Amendment No. 10 to Form S-1

Filed May 6, 2015

File No. 333-184910

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the registration statement on Form S-1 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated May 15, 2015 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1. Upon the Commission’s review and clearance of the responses and amendment to the Form S-1, the Company intends to file a request for acceleration of the effective date of the Form S-1.

Age of Financial Statements

1. Please update the financial statements and other financial information in the filing to include the fiscal quarter ended March 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements and other financial information in the S-1/A filing to account for the quarter ended March 31, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 33

2. Please revise the title of this section to indicate that you are addressing both capital resources and liquidity per Item 303 of Regulation S-K.

Response: The Company has accordingly updated the title of this section in the body of the registration statement.

3. We note your statement that the company was cash-positive during 2014, because you entered into a new factoring agreement in September of 2012 with a lower interest rate. However, although you reported cash of $787,238 and accounts receivable of $330,538, current liabilities exceeded current assets at year-end. Your disclosures do not provide any insight into the reasons for the changes in working capital components. In this regard, please revise to provide a balanced disclosure of liquidity and capital resources to not only discuss the amounts of cash and accounts receivable on hand as of December 31, 2014, but to also address the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts payable, other current liabilities and notes payable. Refer to Item 303 of Regulation S-K and section IV of the SEC Interpretive Release No. 33-8350.

Response: The Company has added additional disclosure in this section of the Form S-1/A to address changes in working capital components, additional disclosure regarding liquidity and capital resources and further information regarding the other issues noted by the Staff.

Summary of Significant Accounting Policies

Revenue Recognition, page 70

4. We note your response to comment two. Expand your revenue recognition policy to disclose your policy of recognizing revenue on a gross basis and the significant factors that you rely upon for this determination.

Response: The Company has accordingly added expanded disclosure in its notes to financial statements to address this comment.

We trust that we have responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. We hope to request acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses. Please feel free to advise us when the Staff considers that we are in a position where we can submit a Form S-1 acceleration request on behalf of the Company.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates